SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “New Holland Construction Supplies Afghan National Army with Machinery for Reconstruction Work”

Contact:	Edgar Chavez
630-260-4418
Edgar.Chavez@cnh.com

New Holland Construction Supplies Afghan National Army

with Machinery for Reconstruction Work

CAROL STREAM, ILL, June 11, 2008 — New Holland Construction this month will deliver 30 L170 skid-steer loaders to the Afghan National Army Kabul Military Training Center based in Pol-e-charki. The machines, built in New Holland’s plant in Wichita, will be used by the Army for reconstruction work such as road maintenance, house building, installation of water pipes and sewers and repairs to schools and local government buildings, as well as material handling within the military compound.

“The New Holland L170 skid-steer loaders are ideal for these applications, with their exceptional lift and carry capabilities, the high dump height and best-in-class visibility,” said Edgar Chavez, New Holland Construction Marketing Director. “These machines will be working in particularly tough conditions, so serviceability is especially important: the L170’s service points are easily accessible for daily maintenance operations.”

The machines, sold through New Holland Construction dealer Gaithersburg Equipment in Gaithersburg, MD, will be supplied with Operator and Service manuals in the local language, Farsi.

# # #

New Holland Construction, a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, wheel loaders, telehandlers, crawler dozers and motor graders. Drawing from the strength and resources of its brand network, New Holland Construction delivers technological innovation and the highest in safety and environmental standards. New Holland

New Holland Construction

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com

Construction customers are supported by a network of 700 dealers and more than 1,800 outlets in 100 countries. For more information on New Holland Construction, visit www.newholland.com.

New Holland Construction

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.newholland.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

	By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 12, 2008